Exhibit 99.1

TD Bank Group completes acquisition of Epoch Holding Corporation

•	Transaction marks major milestone in TD’s North American Wealth strategy

•	TD adds US$25.9 billion in assets under management, gains Epoch’s U.S. and global equities expertise and capabilities

TORONTO, ON, March 27, 2013 - TD Bank Group (TSX, NYSE: TD) today completed the previously announced acquisition of Epoch Holding Corporation (NASDAQ: EPHC) and its wholly-owned subsidiary Epoch Investment Partners, Inc., significantly expanding TD's North American investment management footprint and strengthening Epoch’s existing franchise and competitive advantage.

"We are very pleased to successfully complete this transaction," said Mike Pedersen, Group Head, Wealth Management, Insurance and Corporate Shared Services, TD Bank Group. "The acquisition of Epoch strengthens our U.S. business and also expands our offering for our institutional and retail clients in Canada. Their prudent approach to risk management and commitment to meeting the needs of their clients aligns well with our business. It’s an excellent opportunity for both firms to build on our respective strengths and accelerate our growth.”

“We have long been committed to building a world-class asset management firm, and this transaction adds resources which will enable Epoch to continue to attract top investment management talent while maintaining our brand name and operating structure,” said William W. Priest, Chief Executive Officer, Epoch Investment Partners. “It’s a great outcome for Epoch clients and employees, and we are very pleased to be joining forces with TD.”

“TD and Epoch share compatible cultures and complementary investment disciplines, and we are both focused on providing long-term risk-adjusted returns. Bringing together TD’s client-centric approach and Epoch’s expertise in U.S. and global equities will benefit both organizations in the future," said Tim Wiggan, Chief Executive Officer and Senior Vice President, TD Asset Management.

"With this acquisition now complete, we're confident we can deepen our market share through our expanded suite of products, and by offering a legendary client experience to our clients in both Canada and the U.S.,” added Wiggan.

With this transaction, TD expects to add approximately US$25.9 billion in assets under management at closing to the CDN$211 billion already under management by TD Asset Management. Epoch will continue to operate and serve its clients under its current brand name and operating structure.

Additional Details of the Transaction

The acquisition is expected to have minimal impact on TD's earnings in fiscal 2013 and to be accretive in fiscal 2014.  At closing, TD's Basel III Common Equity Tier 1 ratio is expected to decrease by approximately 25 basis points on a pro forma basis as at TD's last quarter ending January 31, 2013 as a result of the transaction.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had CDN$818 billion in assets on January 31, 2013.

Caution Regarding Forward Looking Information, and Other Matters

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, but are not limited to, statements regarding TD's objectives and priorities for 2013 and beyond and strategies to achieve them, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy and other risks, all of which are discussed in TD's 2012 Management's Discussion and Analysis ("MD&A").

With regard to TD's acquisition of Epoch, there can be no assurance that TD will realize the anticipated benefits or results of the acquisition due to a variety of factors, including: difficulties or delays in integrating Epoch or higher than anticipated integration costs; lower than anticipated assets under management, inability to maintain significant advisory relationships, lower than anticipated margins, and lower than anticipated new client account origination.

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For additional information, please see the "Risk Factors and Management" section of the 2012 MD&A.  TD's material general economic assumptions are set out in TD's 2012 MD&A under the heading "Economic Summary and Outlook" and for each of the business segments under the heading "Business Outlook and Focus for 2013".

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD's forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

SOURCE: TD Bank Group

For further information:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:

Ali Duncan Martin
TD Bank Group
416-983-4412